UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        CADUS PHARMACEUTICAL CORPORATION
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    127639102
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 12, 2009
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 127639102

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      2,258,790

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      2,258,790

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,258,790

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.2%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 127639102

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,258,790

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,258,790

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,258,790

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.2%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No. 127639102

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,894,222

8  SHARED VOTING POWER
      2,258,790

9  SOLE DISPOSITIVE POWER
      1,894,222

10 SHARED DISPOSITIVE POWER
      2,258,790

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,153,012

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.60%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 127639102

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,102,426

8  SHARED VOTING POWER
      4,153,012

9  SOLE DISPOSITIVE POWER
      1,102,426

10 SHARED DISPOSITIVE POWER
      4,153,012

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,255,438

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      39.98%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on April 23, 2002 (the "Initial 13D") by High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry") and Carl C. Icahn, a citizen of the United States of America ("Icahn, and together with High River, Hopper and Barberry, the "Reporting Persons"), with respect to the shares of common stock, $.01 par value (the "Shares"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 2. Identity and Background

     Item 2 of the Initial 13D is hereby amended to include the following information about Hopper:

     The persons filing this statement include Hopper. The principal business address and the address of the principal office of Hopper, High River and Barberry is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River.

     Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amend and restated in its entirety as follows:

     The Reporting Persons hold, in the aggregate, 5,255,438 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $9,963,815 (including commissions). The source of funding for the purchase of the Shares was the general working capital of the respective purchasers. Some the Shares are held by the Reporting persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. As of the close of business on March 12, 2009, the indebtedness of the Reporting Persons' margin accounts that hold the Shares was zero.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Persons are deemed to beneficially own, in the aggregate, 5,255,438 Shares, representing approximately 39.98% of the Issuer's outstanding Shares (based upon the 13,144,040 Shares stated to be outstanding as of October 31, 2008 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008 for the quarterly period ended September 30, 2008.

     (b) Each of Barberry and High River has sole voting power and sole dispositive power with regard to 1,894,222 and 2,258,790 Shares, respectively. Hopper has shared voting power and share dispositive power with regard to 2,258,790 Shares. Barberry has shared voting power and shared dispositive power with respect to the 2,258,790 Shares held by High River. Carl C. Icahn has sole voting power and sole dispositive power with regard to 1,102,426 Shares and shared voting power and shared dispositive power with regard to 4,153,012 Shares held by Barberry and High River.

     Barberry, Hopper and Mr. Icahn, by virtue of their relationships to High River are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Mr. Icahn, by virtue of his relationship to Barberry is deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry directly beneficially owns. Barberry and Hopper disclaim beneficial ownership of the Shares held by High River for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares held by High River and Barberry for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement of the Registrants

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2009


BARBERRY CORP.

By:  /s/Edward E. Mattner
     --------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:  Barberry Corp., its sole member

  By:  /s/Edward E. Mattner
       --------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:  HOPPER INVESTMENTS LLC, its general partner

  By:  BARBERRY CORP., its sole member

    By:  /s/Edward E. Mattner
         --------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/Carl C. Icahn
----------------
CARL C. ICAHN


               [Signature Page of Cadus Pharmaceutical Corporation
                          Schedule 13D Amendment No. 1]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of CADUS PHARMACEUTICAL CORPORATION, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of March 2009.


BARBERRY CORP.

By:  /s/Edward E. Mattner
     --------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:  Barberry Corp., its sole member

  By:  /s/Edward E. Mattner
       --------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:  HOPPER INVESTMENTS LLC, its general partner

  By:  BARBERRY CORP., its sole member

    By:  /s/Edward E. Mattner
         --------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/Carl C. Icahn
----------------
CARL C. ICAHN





            [Joint Filing Agreement for Schedule 13D Amendment No. 1
                with respect to Cadus Pharmaceutical Corporation]